

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Wenhui Xiong
Chairman and Chief Executive Officer
NB Merger Corp.
Room 801, Building C
SOHO Square, No. 88
Zhongshan East 2nd Road, Huangpu District
Shanghai, 200002, China

> **Re: NB Merger Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed February 4, 2021**
> **File No. 333-251559**

Dear Mr. Xiong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-4 filed February 4, 2021

Exhibits

1. Please file Exhibit 99.1.

General

2. We note your response to prior comment 1. We continue to believe that the form of your intended transaction regarding the PIPE Investment, and the related offer and sale to those investors in connection with the transactions you seek to register here, appears to be inconsistent with Section 5. Please revise your disclosure accordingly. Please note we would not object to the filing of a registration statement covering the resale of the

securities to be issued to the PIPE investors.

You may contact Charles Eastman at (202) 551-3794 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Giovanni Caruso